Mail Stop 4561

February 12, 2008

Stephen Swad
Chief Financial Officer
Federal National Mortgage Association
3900 Wisconsin Avenue, NW
Washington, DC 20016

> **RE:** **Federal National Mortgage Association**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed August 16, 2007**
> **Form 10-Q for Quarterly Period Ended September 30, 2007**
> **Filed November 9, 2007**
> **File No. 000-50231**

Dear Mr. Swad,

We have reviewed your letter filed on January 22, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2006

Item 1. Business

Single-Family Credit Guaranty, page 6

1.   Please refer to your response to comment 11 in our letter dated December 18,
        2007.

        •   In your response to comment 11, you imply that if loans purchased from MBS
            trusts due to a material breach of a representation or warranty are Seriously
            Delinquent Loans, then they are in the scope of SOP 03-3, and you recognize
            a loss. Please confirm whether this is your policy. If it is, please revise to
            disclose this policy and how you account for the subsequent return to the
            lender.

        •   Tell us whether such loans are classified as held for sale until they are
            transferred back to the lender and if so, how you considered the guidance of
            paragraph 03.b of SOP 03-3.

        •   Please revise to clearly disclose which party is ultimately responsible for
            losses on loans purchased from MBS trusts due to a material breach of a
            representation or warranty.

Loan Standards, page 12

2.   You disclose that the Charter Act generally requires credit enhancement on any
        conventional single-family mortgage loan that you purchase or securitize if it has
        a loan-to-value ratio over 80% at the time of purchase. You make a similar
        disclosure in note 18 on page F-76.

        •   Please revise to disclose the facts and circumstances when you purchase or
            securitize a loan with a loan-to-value ratio over 80% without requiring credit
            enhancement.

        •   Separately quantify the amount of such loans in your portfolio and in the
            trusts you guarantee.

3.   Please revise to disclose how you treat the credit-enhanced portion of the loan in
        your loan-to-value (LTV) calculation. For example, if you have $100,000 loan
        with a 100% LTV and mortgage insurance for $20,000, disclose whether this is
        reflected in your calculation as a $100,000 loan with a 80% LTV, a $100,000 loan
        with a 100% LTV or some other characterization.

4.   Please address the following:

- Please revise to disclose if you purchase second mortgage loans, "piggyback" loans or any other loans which result in a total loan-to-value over 80% (on an individual borrower basis) without credit enhancement.

- If you do purchase second mortgage or "piggyback" loans, please clearly disclose the amount of such purchases during each period, as well as the amount of such loans you held as of each balance sheet date presented.

- For your purchases of second mortgages or "piggyback" loans, clearly disclose the extent to which you own the first mortgage of the same borrower.

5.   Please revise to clearly disclose how you reflect these second or "piggyback" loans in your calculation of loan-to-value ratios, whether the second or "piggyback" loan is held by you or by a third party. Separately clarify how your ratio reflects situations where you hold both the primary and second mortgage or only one of the two.

Financial Statements

Consolidated Balance Sheet, page F-3

6.   Please refer to comment 7 in our letter dated December 18, 2007. Please revise to disclose the typical terms of your advances to lenders.

Consolidated Statements of Income, page F-4

7.   We note your proposed disclosures to be made in response to comment 1 of our letter dated December 18, 2007, including your proposed disclosure on page A-15. In light of the nature and increasing amount of the accretable yield, which represents the difference between the "Initial investment in acquired loans at acquisition" and the "Cash flows expected to be collected at acquisition", please revise your MD&A sections regarding interest income and net interest income to clearly disclose the amount of accretable yield from SOP 03-3 that is recognized as interest income for each of the periods presented. Separately quantify this amount in a footnote to the table that includes the analysis of net interest income and yield, and provide a footnote to your rate-volume table to quantify the impact.

Consolidated Statements of Cash Flow, page F-5

8.   Please refer to comment 9 in our letter dated December 18, 2007. Please provide us with your proposed revised presentation of the statement of cash flows and reconcile the changes in loans held for sale to these amounts for all periods presented.

Form 10-Q for the Quarterly period ended September 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Losses on Certain Guaranty Contract, page 17

9.   Please refer to comment 16 in our letter dated December 18, 2007. For purposes of greater transparency, please revise to disclose the relationship between the guaranty loss recorded at inception and your estimate of credit losses from the guaranty contract as explained in your response.

10.   Please address the following regarding your disclosure on page 17 that you recognize an immediate loss on new guaranteed Fannie Mae MBS issuances when your expectation of returns is below what you believe a market participant would require for that credit risk inclusive of a reasonable profit margin.

   • Tell us how you considered the guidance of paragraph 9a of FIN 45, which indicates that the liability recognized at inception of the guarantee should be the premium received or receivable by the guarantor.

   • Tell us whether you plan to make any changes in how you determine the fair value of the liability upon your adoption of SFAS 157.

Credit-Related Expenses, page 23

11.   In your response to comment 17b, you indicate that there are certain additional circumstances permitting you to repurchase loans that you believe are likely to occur infrequently. Tell us the nature of those additional circumstances and the number of times they have occurred during the past three years.

12.   We note your response to comment 17c, including your proposed disclosures. Please revise your proposed disclosures to separately quantify as a percent the amount of loans which you had the option to repurchase but had not repurchased compared to the total amount of loans outstanding in the trusts as of September 30, 2007 and December 31, 2007. Please continue this disclosure in future filings.

13.   In your proposed disclosure on page A6 in response to comment 18f of our letter dated December 18, 2007, you state that in July 2007 you concluded that your model-based estimates of fair value for delinquent loans were no longer aligned with the market prices of the loans.   Given that market data appears to be available for loans similar to the ones you purchase from the MBS trusts, please tell us why you were not using this information historically, as opposed to relying solely on your internal models. Additionally, please tell us to what extent you historically tested your models to ensure that the fair values obtained were not inconsistent with the market prices for these loans.

14.   We note your proposed disclosure related to your response to comment 19 of our letter dated December 18, 2007. While such disclosures are helpful, in light of your recent shift in practice to delay or cease exercising your option to purchase the loan prior to your contractual requirement to repurchase, we believe that certain additional information is relevant to understanding the trends you are experiencing in your credit losses as well as to understanding the expected impact to your future results of operations and liquidity. Therefore, please address the following:

- Please revise to disclose your cure rates for each of the four quarters of 2007.

- Please revise your proposed disclosure to clarify the extent to which "cured" loans represent loans for which you will ultimately collect the present value of the full original contractual principal and interest payments. If not, explain the extent to which other situations are included in this category, including modifications where you will receive less than the full original contractual principal and interest.

- Revise to discuss the future impact of waiting to purchase a loan until contractually required is expected to have on your Reserve for guaranty losses. Discuss how you take this into account in determining the appropriate amount of the Reserve.

- Revise to discuss your expectations for future cure rates in light of your delay in purchasing the loans.

15.   Please address the following regarding your response to comment 20 of our letter dated December 18, 2007:

- You state in your response that you do not adjust the amount of your initial investment in a repurchased loan for the Reserve for Guaranty Losses attributable to the repurchased loan for purposes of applying SOP 03-3, including the calculation of an initial loss upon repurchase. Tell us how you considered the guidance of TPA 2130.19. Such guidance states that "…the seller should record the asset at its fair value and record a loss for the difference between the price paid and the fair value, if not already recognized." The guidance continues on to state "In most cases, if the loan had previously been transferred with recourse, the seller should already have recognized an associated liability for the recourse obligation in accordance with FAS 5, Accounting for Contingencies and FAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, as well as FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."

- Clearly address in your response the fact that you are repurchasing these loans at par solely due to the requirements your guaranty obligation or are exercising your option to repurchase these loans at par solely due to your guaranty obligation.

- Tell us how your policy of not relieving a portion of the Reserve for guaranty losses upon the acquisition of a delinquent loan from the trust does not result in double-counting of a loss associated with a given loan.

Consolidated Balance Sheet Analysis

Table 11: Mortgage Portfolio Composition, page 30

16. We note your disclosure on page 31 that $76.2 billion of your total non-Fannie Mae structured mortgage securities balance of $106.2 billion as of September 30, 2007 consists of private-label mortgage-related securities backed by subprime or Alt-A mortgage loans. Your disclosure on page 51 regarding the current credit ratings of your private-label mortgage securities and discussion of the credit rating agencies review plans is helpful. To the extent that significant downgrades of your private-label mortgage-related securities have occurred, consider providing a table indicating the amount of securities in each credit rating category. Also, to the extent that the vintage, or year of origination, of the mortgages provides significant information, for example if certain vintages are experiencing higher losses than others, consider also providing a table categorizing the mortgage securities by vintage.

Table 26: Credit Loss Performance, page 55

17. In your proposed disclosure on page A11 in response to comment 22b of our letter dated December 18, 2007 you state "As long as the loan or REO remains in

the MBS trust, we continue to pay principal and interest to investors." Please address the following regarding this statement:

- Tell us how your contractual obligation to pay the full principal and interest to the investors is impacted when the servicer modifies the loan in some fashion.

- Tell us whether any of the loans in the MBS trusts qualify for modification under the "American Securitization Forum Framework." If so, tell us whether any of the loans have been modified in accordance with the framework.

- To the extent that loans in the MBS trusts have been modified in accordance with the "American Securitization Forum Framework," or in a fashion similar to the principles in the framework for non-subprime loans, tell us how you believe your guarantees continue to qualify for the paragraph 10(d) scope exception in SFAS 133.

- In your response, please provide us with excerpts of representative trust agreements relevant to such situations.

- Tell us how you account for each of the situations above.

Institutional Counterparty Credit Risk Management

Mortgage Insurers, page 57

18. Please revise to address the following regarding your mortgage insurance arrangements:

- Please clearly identify the triggers for payment under the mortgage insurance arrangements (both pool mortgage insurance and non-pool insurance) for which you are the primary beneficiary.

- Please discuss the timing of the receipt of proceeds under these policies.

- Revise to quantify the amounts received from such mortgage insurance arrangements during the periods presented.

- Tell us the extent to which you have experienced refusals or inability to pay under these policies for which you are the primary beneficiary.

- Disclose what happens if the mortgage insurers do not pay as required under the insurance policy. For example, tell us whether you are still obligated, as the guarantor of the principal and interest of the securities, to cover any shortfall in cash flows to the trust due to the failure of the mortgage insurer to make the required payments under the policy.

- Expand your discussion of the impact of a downgrade of one of the mortgage insurers to include all of the potential ramifications of the downgrade. For example, disclose whether any of the mortgage insurers provided a guarantee on any of your investment securities, and if so, how any downgrade in the insurer may impact the value of those securities.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding our comments. Please contact Chris Windsor at (202) 551-3419 or me at (202) 551-3770 with any other questions.

Sincerely,

Todd Schiffman
Assistant Director